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                             July 22, 2020

       Barry Silbert
       Chief Executive Officer
       Grayscale Investments, LLC
       250 Park Avenue South
       New York, NY 10003

                                                        Re: Grayscale Ethereum
Trust (ETH)
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form 10-12G
                                                            Submitted June 16,
2020
                                                            CIK No. 0001725210

       Dear Mr. Silbert:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 10-12G

       Cover Page

   1.                                                   Immediately following
the first sentence of the second paragraph, please state that the
                                                        Trust has not met its
investment objective. Please also remove language about providing assurances and instead
plainly disclose that the Shares have not reflected the value of ETH minus expenses and
liabilities and, instead, have traded at a substantial premium. Please make similar revisions
throughout.
       Summary, page 4

   2. We note your response to prior comment 5. Please revise your disclosure throughout to
 Barry Silbert
Grayscale Investments, LLC
July 22, 2020
Page 2
         focus on the most significant reasons why the value of the Shares may not reflect the
         value of the Trust   s Digital Asset Holdings per Share.
Recent Developments, page 8

3. We note your disclosure regarding the volatility of digital asset prices, including ETH.
         Please describe the price movements in the Shares during the first two quarters of 2020.
Risk Factors
The Index Price used to calculate the value of the Trust   s ETH..., page 22

4. We note your response to our prior comment 10. Please further revise your disclosure in this risk factor to discuss the recent volatility of the Index Price and the price of ETH generally.
Shareholders who purchase shares on OTCQX..., page 25

5. Please revise the second sentence to say that investors who purchase Shares on the
         OTCQX pay substantially more than investors who purchase Shares directly from the
         Trust.
Recent Sales of Unregistered Shares, page 85

6. We note your response to comment 11, which references in the second paragraph certain pre-existing relationships that "may" exist among the parties from time to time. In your next response letter, please tell us in greater detail the nature of any material relationships that these parties actually had either in connection with or in addition to the private placements.
7. Please provide us with additional information regarding your experience in practice with respect to legend removal. For example, what percentage of Shares are transferred into street name after removal of the legend? Do private placement investors request legend removal regardless of whether they intend to transfer ownership of the Shares? How long after the private placement do investors typically request legend removal? What percentage of Shares have their legends removed within 12 - 15 months of the private placement? Of the 10,775,288 Shares that were restricted as of March 31, 2020, how many were issued in private placements during the prior 12 months? Transfer Restrictions, page 87

8. We reissue our prior comment 12. We note your disclosure that after the Trust has been subject to the reporting requirements of Section 13 under the Exchange Act for a period of
FirstName LastNameBarry Silbert
       90 days, the minimum holding period under Rule 144 will be reduced from one year to six
Comapany     NameGrayscale
       months.    Please reviseInvestments, LLCthroughout the document as
appropriate to explain
                                 your disclosure
July 22,the effects
          2020  Pageof2a shortened holding period.
FirstName LastName
 Barry Silbert
FirstName  LastNameBarry
Grayscale Investments, LLCSilbert
Comapany
July       NameGrayscale Investments, LLC
     22, 2020
July 22,
Page  3 2020 Page 3
FirstName LastName
General

9. You state throughout that the Shares are designed to provide investors with a cost-
         effective and convenient way to gain investment exposure to ETH. Since the Trust has not met its investment objective and the Shares do not reflect the value of ETH minus expenses and liabilities, please tell us if you believe the Shares are accomplishing what they were designed to do and explain the basis for your belief.
       You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Michael Volley,
Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or
Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance